CHORUS MOTORS PUBLIC LIMITED COMPANY

SUPPL

Unaudited Financial Statements
for the three months ending 30 June 2007
the first fiscal quarter of Fiscal Year 2008

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

PROFIT AND LOSS ACCOUNT
For the three months ended 30 June 2007

	30 June 2007	30 June 2006
	$	$
Revenue	514,903	-
Expenditure	(135,216)	(16,200)
Development fees	(65,216)	-
Administration fees	(70,000)	(16,200)
Retained profit (loss) for the period	379,687	(16,200)
Retained earnings brought forward	1,761,870	562,848
Retained earnings carried forward	$2,141,557	$ 546,648

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

BALANCE SHEET
As at 30 June 2007

	30 June 2007	30 June 2006
	$	$
Investments	66,823	68,411
Current Assets		
Debtors	14,330,104	12,526,331
Creditors - amounts falling due within one year	-	69,333
Net current assets	14,330,104	12,456,998
Total Net Assets	$14,396,927	$12,525,409
Capital and Reserves		
Called up Share Capital	66,014	65,728
Share Premium Account	12,189,356	11,913,033
Profit and Loss Account	2,141,557	546,648
Total Shareholders' Funds	$14,396,927	$12,525,409

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